                                                                                                                 Exhibit 99.2

How tomorrow moves

CSX QUARTERLY FINANCIAL REPORT

FIRST QUARTER 2008

CSX Reports 63 Percent Increase in Earnings Per Share

First Quarter Highlights:

▪	Record first quarter operating income and revenues
▪	Record first quarter operating ratio of 77 percent
▪	Industry leading service and safety performance

Jacksonville, Florida (Apr. 15, 2008) – CSX Corporation (NYSE: CSX) today reported first quarter earnings of $351 million, or 85 cents per share, versus $240 million, or 52 cents per share, last year. This represents a 63 percent improvement in earnings per share over last year.

First quarter results included 5 cents per share from a non-cash equity earnings adjustment this year and 2 cents per share from insurance recoveries last year.  On a comparable basis, excluding these items, first quarter EPS was up 60 percent from a year ago. (See table below for reconciliation of quarter items to reported numbers.)

“Our highly focused workforce continued to drive shareholder value at a record setting pace in the first quarter by delivering outstanding safety, customer service and financial results,” said Michael Ward, chairman, president and chief executive officer.  “In addition, the diverse business portfolio we have created is allowing the company to grow though the current economic cycle.”

CSX generated significant revenue growth in six of its ten markets, resulting in record first quarter revenues of $2.7 billion, a 12 percent increase over the first quarter of 2007. The company overcame softness in the housing and automotive sectors through yield management, fuel recovery and market drivers including growth in ethanol and grain shipments, increased demand for export coal, and a stable industrial economy.

The company achieved these revenue gains while holding non-fuel expenses flat, which drove record first quarter operating income of $626 million, up from $485 million last year. The respective quarters included insurance gains of $2 million and $18 million. On a comparable basis, excluding these gains, operating income was up 34 percent.  At the core of this improvement were stronger safety and service levels, greater labor productivity and increased fuel efficiency, resulting in a 370 basis point improvement in the operating ratio to 77 percent on a comparable basis.

Reflecting the company’s strong first quarter performance and the underlying strength of its business, CSX is now targeting the upper end of its previously announced 2008 EPS guidance of $3.40 - $3.60 on a comparable basis.

CSX also reaffirmed its long-term financial targets announced on March 17, 2008. With 2007 as the baseline, the company is confident that it can achieve compound annual growth in operating income of 13 to 15 percent, as well as 18 to 21 percent compound annual growth in EPS before the impact of share repurchases

Table of Contents	The accompanying unaudited	CSX CORPORATION	CONTACTS:
	financial information should be	500 Water Street
	read in conjunction with the	15th Floor, C900	INVESTOR RELATIONS
Consolidated Financial Statements........p. 4	Company’s most recent	Jacksonville, FL	David Baggs
Operating Income Detail...........................p. 7	Annual Report on Form 10-K,	32202	(904) 359-4812
Rail Operating Statistics..........................p. 11	Quarterly Reports on Form	http://www.csx.com	MEDIA
	10-Q, and any Current		Garrick Francis
	Reports on Form 8-K		(904) 359-1708

through 2010.  Additionally, CSX is targeting an operating ratio in the low-70’s and free cash flow before dividends exceeding $1 billion in 2010.

The company repurchased $300 million of its outstanding common stock in the first quarter and remains committed to repurchasing an additional $3 billion in common stock by the end of 2009.  As previously stated, the company is also investing $5 billion in its transportation network between 2008 and 2010 to meet the nation’s burgeoning demand for freight rail service.

“Our guidance and actions to enhance shareholder value are indicative of our momentum and confidence in the future of the company,” said Ward. “CSX is poised and motivated to deliver substantial value in the short term while enhancing its network and service to create value for many years to come.”

GAAP RECONCILIATION [1] (Dollars in millions, except per share amounts)
	First Quarter
	2008	2007	Improvement
Operating Income Less Gain on Insurance Recoveries	$ 626 (2)	$ 485 (18)	29%
Comparable Operating Income	$ 624	$ 467	34%
Earnings Per Share Less Gain on Insurance Recoveries Less Equity Earnings Adjustment	$ 0.85 - (0.05)	$ 0.52 (0.02 -)	63%
Comparable Earnings Per Share	$ 0.80	$ 0.50	60%

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports.

This earnings announcement, as well as a package of detailed financial information, is contained in the CSX Quarterly Financial Report available on the company's web site at http://investors.csx.com in the Investors section and on Form 8-K with the Securities and Exchange Commission (“SEC”).

CSX executives will conduct a quarterly earnings conference call with the investment community on April 16, 2008 at 8:30 a.m. ET. Investors, media and the public may listen to the conference call by dialing 888-327-6279 (888-EARN-CSX) and asking for the CSX earnings call. (Callers outside the U.S., dial 773-756-0199). Participants should dial in 10 minutes prior to the call.

In conjunction with the call, a live webcast will be accessible and presentation materials will be posted on the company’s web site at http://investors.csx.com.

Following the earnings call, an internet replay of the presentation will be archived on the company web site.

###

GAAP Reconciliation1

CSX reports its financial results in accordance with generally accepted accounting principles (“GAAP”). However, management believes that certain non-GAAP financial measures used to manage the company’s business that fall within the meaning of Regulation G (Disclosure of Non-GAAP Financial Measures) by the SEC may provide users of the financial information with additional meaningful comparisons to prior reported results.

In press releases and presentation slides for stock analysts, CSX has provided operating income and earnings per share adjusted for certain items, which are non-GAAP financial measures. The company’s management evaluates its business and makes certain operating decisions (e.g., budgeting, forecasting, employee compensation, asset management and resource allocation) using these adjusted numbers

Likewise, this information facilitates comparisons to financial results that are directly associated with ongoing business operations as well as provides comparable historical information. Lastly, earnings forecasts prepared by stock analysts and other third parties generally exclude the effects of items that are difficult to predict or measure in advance and are not directly related to CSX’s ongoing operations. A reconciliation between GAAP and the non-GAAP measure is provided above. These non-GAAP measures should not be considered a substitute for GAAP measures.

Forward-Looking Disclosure
This information and other statements by the company contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to, among other items: projections and estimates of earnings, revenues, cost-savings, expenses, or other financial items; statements of management’s plans, strategies and objectives for future operation, and management’s expectations as to future performance and operations and the time by which objectives will be achieved; statements concerning proposed new products and services; and statements regarding future economic, industry or market conditions or performance. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “project,” “estimate” and similar expressions.

Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update or revise any forward-looking statement. If the company does update any forward-looking statement, no inference should be drawn that the company will make additional updates with respect to that statement or any other forward-looking statements.

Forward-looking statements are subject to a number of risks and uncertainties, and actual performance or results could differ materially from that anticipated by these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others: (i) the company’s success in implementing its financial and operational initiatives, (ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; (iv) the inherent business risks associated with safety and security; and (v) the outcome of claims and litigation involving or affecting the company.

Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the company’s SEC reports, accessible on the SEC’s website at www.sec.gov and the company’s website at http://investors.csx.com.

Proxy Disclosure
On February 22, 2008, CSX Corporation ("CSX") filed with the SEC a revised preliminary proxy statement in connection with its 2008 Annual Meeting.  CSX plans to file with the SEC and furnish to its shareholders a definitive Proxy Statement in connection with its 2008 Annual Meeting, and advises its security holders to read the definitive Proxy Statement when it becomes available, because it will contain important information. Security holders may obtain a free copy of the definitive Proxy Statement and other documents (when available) that CSX files with the SEC at the SEC’s website at www.sec.gov. The definitive Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.

CSX, its directors, director nominee and certain named executive officers and employees may be deemed to be participants in the solicitation of CSX’s security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX’s revised preliminary proxy statement filed on February 22, 2008 with the

CSX Corporation
CONSOLIDATED STATEMENT OF EARNINGS (Unaudited)
(Dollars in Millions, Except Per Share Amounts)

	Quarters Ended
	Mar. 28,	Mar. 30,
	2008	2007	$ Change
Revenue	$ 2,713	$ 2,422	$ 291
Expense
Labor and Fringe	745	734	(11)
Materials, Supplies and Other	507	539	32
Fuel	441	284	(157)
Depreciation	222	221	(1)
Equipment and Other Rents	111	120	9
Inland Transportation	63	57	(6)
Gain on Insurance Recoveries	(2)	(18)	(16)
Total Expense	2,087	1,937	(150)
Operating Income	626	485	141

Other Income (Expense) - Net	55	(8)	63
Interest Expense	(119)	(99)	(20)
Earnings Before Income Taxes	562	378	184

Income Tax Expense	(211)	(138)	(73)
Net Earnings	$ 351	$ 240	$ 111

Per Share Data:
Net Earnings Per Common Share,
Assuming Dilution	$ 0.85	$ 0.52	$ 0.33

Average Diluted Common Shares
Outstanding (Thousands)	415,185	463,176

Cash Dividends Paid Per Common Share	$ 0.15	$ 0.12

CSX Corporation
CONSOLIDATED BALANCE SHEET
(Dollars in Millions)
		(Unaudited)
		Mar. 28,	Dec. 28,
		2008	2007
Assets	Cash and Cash Equivalents	$ 1,570	$ 368
	Short-term Investments	69	346
	Accounts Receivable - Net	1,170	1,174
	Materials and Supplies	247	240
	Deferred Income Taxes	249	254
	Other Current Assets	109	109
	Total Current Assets	3,414	2,491

	Properties	29,305	28,999
	Accumulated Depreciation	(7,335)	(7,219)
	Properties - Net	21,970	21,780

	Investment in Conrail	645	639
	Affiliates and Other Companies	386	365
	Other Long-term Assets	246	259
	Total Assets	$ 26,661	$ 25,534

Liabilities and	Accounts Payable	$ 979	$ 976
Shareholders' Equity	Labor and Fringe Benefits Payable	455	461
	Casualty, Environmental and Other Reserves	245	247
	Current Maturities of Long-term Debt	763	785
	Short-term Debt	7	2
	Income and Other Taxes Payable	156	113
	Other Current Liabilities	99	87
	Total Current Liabilities	2,704	2,671

	Casualty, Environmental and Other Reserves	629	624
	Long-term Debt	7,440	6,470
	Deferred Income Taxes	6,179	6,096
	Other Long-term Liabilities	967	988
	Total Liabilities	17,919	16,849

	Shareholders' Equity:
	Common Stock, $1 Par Value	405	408
	Other Capital	-	37
	Retained Earnings	8,660	8,565
	Accumulated Other Comprehensive Loss	(323)	(325)
	Total Shareholders' Equity	8,742	8,685

	Total Liabilities and Shareholders' Equity	$ 26,661	$ 25,534

CSX Corporation
CONSOLIDATED CASH FLOW STATEMENT (Unaudited)
(Dollars in Millions)
		Quarters Ended
		Mar. 28,	Mar. 30,
		2008	2007
Operating Activities	Net Earnings	$ 351	$ 240
	Adjustments to Reconcile Net Earnings to Net Cash Provided:
	Depreciation	225	225
	Deferred Income Taxes	89	14
	Gain on Insurance Recoveries	(2)	(18)
	Insurance Proceeds	1	9
	Other Operating Activities	(23)	43
	Changes in Operating Assets and Liabilities:
	Accounts Receivable	3	62
	Other Current Assets	(13)	(63)
	Accounts Payable	10	13
	Income and Other Taxes Payable	84	109
	Other Current Liabilities	9	(37)
	Net Cash Provided by Operating Activities	734	597

Investing Activities	Property Additions	(446)	(428)
	Insurance Proceeds	1	10
	Purchase of Short-term Investments	(50)	(530)
	Proceeds from Sales of Short-term Investments	295	558
	Other Investing Activities	11	(12)
	Net Cash Used In Investing Activities	(189)	(402)

Financing Activities	Short-term Debt - Net	5	1
	Long-term Debt Issued	1,000	-
	Long-term Debt Repaid	(44)	(29)
	Dividends Paid	(61)	(53)
	Stock Options Exercised	36	89
	Shares Repurchased	(300)	(179)
	Other Financing Activities	21	27
	Net Cash Provided by (Used in) Financing Activities	657	(144)

Cash and Cash	Net Increase in Cash and Cash Equivalents	1,202	51
Equivalents
	Cash and Cash Equivalents at Beginning of Period	368	461
	Cash and Cash Equivalents at End of Period	$ 1,570	$ 512

CSX Corporation
OPERATING INCOME DETAIL (a) (Unaudited)
(Dollars in Millions)

Quarters Ended March 28, 2008 and March 30, 2007

					CSX
	Rail (b)		Intermodal		Consolidated
	2008	2007	2008	2007	2008	2007	$ Change
Revenue	$ 2,365	$ 2,104	$ 348	$ 318	$ 2,713	$ 2,422	$ 291
Expense
Labor and Fringe	726	714	19	20	745	734	(11)
Materials, Supplies and Other (c)	458	496	49	43	507	539	32
Fuel (c)	439	283	2	1	441	284	(157)
Depreciation	217	211	5	10	222	221	(1)
Equipment and Other Rents	84	91	27	29	111	120	9
Inland Transportation	(122)	(109)	185	166	63	57	(6)
Gain on Insurance Recoveries	(2)	(18)	-	-	(2)	(18)	(16)
Total Expense	1,800	1,668	287	269	2,087	1,937	(150)
Operating Income	$ 565	$ 436	$ 61	$ 49	$ 626	$ 485	$ 141

Operating Ratio	76.1%	79.3%	82.5%	84.6%	76.9%	80.0%

(a)
 Beginning in 2008, certain items have been reclassified within the income statement.  These reclassifications include reclassifying all items within other operating income and certain items within other income into the Rail segment. As a result of this change, CSX consolidated operating income and Surface Transportation operating income will now be the same; therefore, the Company will no longer report separate Surface Transportation results. The Rail segment was not materially impacted by these reclassifications.  Certain prior-year data have been reclassified to conform to the 2008 presentation.

(b)
In addition to CSX Transportation, Inc., the Rail segment includes non-railroad subsidiaries such as Total Distribution Services, Inc., Transflo Terminal Services, Inc., CSX Technology, Inc. and other subsidiaries.

(c)
  The Company reclassified all non-locomotive fuel related costs previously included in materials, supplies and other into fuel on the Company’s consolidated income statement so that it now includes all fuel used for operations and maintenance.  For first quarters 2008 and 2007, these amounts were $36 million and $25 million, repectively.

CSX Corporation
VOLUME AND REVENUE (Unaudited)
Volume (Thousands); Revenue (Dollars in Millions); Revenue Per Unit (Dollars)

Quarters Ended March 28, 2008 and March 30, 2007

	Volume			Revenue			Revenue Per Unit
	2008	2007	% Change	2008	2007	% Change	2008	2007	% Change
Chemicals	128	133	(4)%	$ 357	$ 317	13%	$ 2,789	$ 2,383	17%
Emerging Markets	99	112	(12)	138	137	1	1,394	1,223	14
Forest Products	80	92	(13)	175	183	(4)	2,188	1,989	10
Agricultural Products	109	97	12	235	179	31	2,156	1,845	17
Metals	92	93	(1)	197	176	12	2,141	1,892	13
Phosphates and Fertilizers	91	92	(1)	130	106	23	1,429	1,152	24
Food and Consumer	51	56	(9)	110	111	(1)	2,157	1,982	9
Total Merchandise	650	675	(4)	1,342	1,209	11	2,065	1,791	15

Coal	440	441	-	720	603	19	1,636	1,367	20
Coke and Iron Ore	23	21	10	42	30	40	1,826	1,429	28
Total Coal	463	462	-	762	633	20	1,646	1,370	20

Automotive	96	109	(12)	202	203	-	2,104	1,862	13

Other	-	-	-	59	59	-	-	-	-
Total Rail	1,209	1,246	(3)	2,365	2,104	12	1,956	1,689	16

International	253	292	(13)	123	133	(8)	486	455	7
Domestic	255	217	18	220	180	22	863	829	4
Other	-	-	-	5	5	-	-	-	-
Total Intermodal	508	509	-	348	318	9	685	625	10

Total	1,717	1,755	(2)%	$ 2,713	$ 2,422	12%	$ 1,580	$ 1,380	14%

CSX Corporation

REVENUE

The Company was able to achieve continued pricing gains during first quarter 2008 predominantly due to the overall cost and service advantages that rail-based solutions provide versus other modes of transportation. These pricing gains, and higher fuel recovery due to higher fuel prices, more than offset volume weakness in housing construction, domestic automobile production and related markets.

Merchandise

Chemicals – Revenue and revenue-per-unit increases were driven primarily by improved pricing and increased fuel recovery.  Volume was down due to weakness in plastic shipments and chemicals used in construction.

Emerging Markets, Forest Products, and Food and Consumer – Volume declines in building products, appliances and aggregates, which include crushed stone, sand and gravel, were due to continued softness in residential construction and related markets.  Revenue-per-unit increases were driven by yield management initiatives and favorable fuel recoveries.

Agricultural Products – Gains in price and fuel  surcharge coverage led to increases in revenue and revenue per unit.  Volume growth was due to strong demand for many of the commodities in this segment including feed ingredients, export grain, wheat, soybeans and vegetable oil.  Additionally, ethanol volumes rose substantially as a result of expanded use of ethanol in the northeastern United States.

Metals – Improved pricing and increased fuel recovery continue to drive revenue and revenue-per-unit gains.  Volumes were down slightly as weakness in sheet steel used for automobile production more than offset increases in scrap metal, semi-finished steel and pipe shipments.

Phosphates and Fertilizers – Revenue and revenue-per-unit increased due to favorable pricing actions and a rise in long-haul, high revenue per unit shipments.  Volume declines in short-haul phosphate shipments in Florida more than offset a trend of stronger fertilizer volumes due to increased crop plantings.
Coal

Sustained growth in yield, longer length of haul and improved fuel recovery positively influenced revenue and revenue-per-unit. Volumes increased in the export market due to strong overseas demand.  These gains were offset by weakness in utility shipments.

Automotive

Volume was down due to declines in vehicle production and vehicle sales, and a strike at a supplier to the automotive industry. Revenue-per-unit improved due to price increases and higher fuel recoveries.

Intermodal Operating Revenue

International - Revenue-per-unit increases were primarily driven by increased fuel recovery and yield management.  Volumes declined due to slowing imports and customer losses in 2007.

Domestic - Growth in transcontinental (coast-to-coast) shipments resulted in revenue and volume gains. Revenue-per-unit increases were primarily driven by increased fuel recovery as the favorable mix change from increased transcontinental business was largely offset by the growth in lower revenue-per-unit short-haul train services introduced in 2007.

CSX Corporation

EXPENSE

Expenses increased $150 million from last year’s first quarter.  Significant variances are described below.

Labor and Fringe Labor and Fringe expense increased $11 million. This increase was primarily driven by wage and benefit inflation and higher incentive compensation. Partially offsetting these increases were productivity gains from improved operations and lower volume, which resulted in a reduction of train crew headcount.

Materials, Supplies and Other expenses decreased $32 million. The primary driver was a decrease in train accident-related expenses from the prior year and a current year decrease in the cost associated with personal injuries.  These decreases were partially offset by inflation.

Fuel expense increased $157 million due to higher fuel prices which more than offset increased fuel efficiency.

Depreciation expense increased $1 million. A larger asset base related to higher capital spending was largely offset by lower depreciation rates, at rail and intermodal, resulting from the periodic review of asset useful lives.

Equipment and Other Rents expense decreased $9 million primarily due to lower volumes which more than offset the impacts of inflation and asset utilization.

Gain on Insurance Recoveries of $2 million represents insurance recoveries related to Hurricane Katrina property damage and lost profits.  The decrease from last year’s quarter is due to timing of cash receipts.

CSX Corporation

RAIL OPERATING STATISTICS (Estimated)

		First Quarter
				Improvement
		2008	2007	(Decline) %
Coal	Domestic:
(Millions of Tons)	Utility	36.7	39.2	(6)%
	Other	3.9	4.1	(5)
	Total Domestic	40.6	43.3	(6)
	Export	7.6	4.7	62
	Total Coal	48.2	48.0	-
	Coke and Iron Ore	1.9	1.7	12
	Total Coal, Coke and Iron Ore	50.1	49.7	1

Revenue Ton-Miles	Merchandise	33.9	33.8	-
(Billions)	Automotive	1.7	1.9	(11)
	Coal	22.5	21.3	6
	Intermodal	4.7	4.9	(4)
	Total	62.8	61.9	1

Gross Ton-Miles	Total Gross Ton-Miles
(Billions)	(Excludes locomotive gross ton-miles)	113.5	114.0	-

Service Measurements	FRA Personal Injuries Frequency Index	1.10	1.35	19
	Number of FRA-reportable injuries per 200,000 man-hours
	FRA Train Accident Rate	3.04	3.07	1
	Number of FRA-reportable train accidents per million train miles

	On-Time Train Originations	78.6%	73.7%	7
	On-Time Destination Arrivals	69.3%	63.9%	8

	Dwell Time (Hours)	22.7	24.5	7
	Cars-On-Line	221,193	225,317	2

	System Train Velocity (Miles Per Hour)	20.8	20.1	3

	Recrews (Per Day)	66	71	7

Resources	Route Miles	21,225	21,225	-
	Locomotives (Owned and long-term leased)	4,049	3,917	3
	Freight Cars (Owned and long-term leased)	93,351	100,588	(7)%

FUEL STATISTICS
	First Quarter
	2008	2007	Change
Estimated Locomotive Fuel Consumption (Millions of Gallons)	143.6	149.7	(6)
Price Per Gallon (Dollars)	$ 2.82	$ 1.73	$ 1.09
Total Locomotive Fuel Expense (Dollars in Million)	405	259	146
Total Non-Locomotive Fuel Expense (Dollars in Million)	36	25	-
Total Fuel Expense (Dollars in Million)	$ 441	$ 284	$ 157

CSX Corporation

OTHER INCOME (EXPENSE) (Unaudited)
(Dollars in Millions)

	Quarters Ended
	Mar. 28,	Mar. 30,
	2008	2007	$ Change
Interest Income (a)	$ 8	$ 13	$ (5)
Income (Expense) from Real Estate and Resort Operations (b)	14	(16)	30
Miscellaneous (c)	33	(5)	38
Total	$ 55	$ (8)	$ 63

(a)	Interest income includes amounts earned from CSX’s cash, cash equivalents and investments.

(b)
Income from real estate and resort operations includes the results of operations of the Company’s real estate sales, leasing, acquisition and management and development activities as well as the results of operations from CSX Hotels, Inc., a resort doing business as The Greenbrier, located in White Sulphur Springs, West Virginia.  Results of these operations may fluctuate as a function of timing of real estate sales and resort seasonality.

(c)
Miscellaneous income is comprised of equity earnings, minority interest, investment gains and losses and other non-operating activities.  Additionally in first quarter 2008, CSX recorded a non-cash adjustment to correct equity earnings from a non-consolidated subsidiary.  This correction resulted in additional income of $30 million.  The impact is expected to be immaterial in future reporting periods.

EMPLOYEE COUNTS (Estimated)

	February	February
	2008	2007	Change
Transportation Businesses
Rail	31,229	32,567	(1,338)
Intermodal	976	1,071	(95)
Technology and Corporate	572	581	(9)
Total Transportation Businesses	32,777	34,219	(1,442)

Resort and Real Estate	892	574	318	(d)
Total	33,669	34,793	(1,124)

(d)	Other employees increased by 318 primarily due to The Greenbrier hotel being closed for business while renovation projects were completed during the first quarter of 2007.